Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Deutsche Bank Securities Inc.

60 Wall Street,

New York, N.Y. 10005

United States

May 15, 2017

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Ms. Kathleen Krebs

Mr. Celeste Eastman

Ms. Ivette Leon

Mr. Courtney Lindsay

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:  Bright Scholar Education Holdings Limited

        Registration Statement on Form F-1 (File No.: 333-217359)

Ladies and Gentlemen:

We hereby join Bright Scholar Education Holdings Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on May 17, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 1200 copies of the Company’s preliminary prospectus dated May 5, 2017 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ David Lau
Name:	David Lau
Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jason Eisenhauer
Name:	Jason Eisenhauer
Title:	Director

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]